

October 13, 2010

John B. Dicus
President and Chief Executive Officer
Capitol Federal Financial, Inc.
700 S. Kansas Avenue
Topeka, KS 66603

>   **Re: Capitol Federal Financial, Inc.**
>   **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 1, 2010**
>   **File No. 333-166578**

Dear Mr. Dicus:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please amend your filing to include complete new prospectuses rather than prospectus supplements.

2.   Please review our letters dated June 3, 2010 and July 8, 2010 to ensure that your amendment is responsive to prior comments. For instance, we note that comment 5 in our June 3, 2010 letter has not been addressed.

3.   We note that approximately 14.3 million shares were subscribed for in the original subscription and community offerings. Since 14.3 million shares represents approximately 12% the offering at the minimum of the range and 10% at the midpoint, please explain why throughout the filing you assume that 20% of the offering will be sold in the subscription and community offerings.

4. Please tell us why the final agency agreement was not filed upon consummation of the original offering and why your filing continues to include a form of agency agreement as an exhibit.

5. Please file updated opinions and consents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney